1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Quentin Collin Faust 214.659.4589 Phone 214.659.4828 Fax qfaust@andrewskurth.com

May 14, 2007

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	Stirling Acquisition Corporation (“Stirling”) Form S-1 Registration Statement Under the Securities Act of 1933

Gentlemen and Ladies:

This office represents the above named issuer in connection with certain legal matters, including compliance with the requirements of the Securities Act of 1933. Stirling’s Form S-1 Registration Statement is subject to Rule 419 and relates to a newly organized issuer; however its officers, directors and principal stockholders (“founders”) have previously received orders of effectiveness for two substantially similar Form S-1 registration statements for a blank check company named Win or Lose Acquisition Corporation (Commission File Nos. 333-52414 and 333-112975). Both of the Win or Lose registration statements were withdrawn when the founders were unable to identify an acquisition target and negotiate a transaction within the time constraints imposed by Rule 419. However, the founders continue to believe the concept has substantial merit, particularly in today’s market.

Stirling is a third-generation refinement of the Win or Lose concept and its registration statement includes the following securities:

•	250,000 shares of common stock owned by selling stockholders that will be given to friends, family and business acquaintances as a gift share distribution;

•	1,350,000 shares of common stock owned by selling stockholders that will be sold to third parties who are involved in an acquisition transaction; and

•	13,000,000 shares of common stock owned that Stirling will offer and may issue in exchange for property in connection with an acquisition transaction.

The registration statement has been updated to include additional disclosures required by recent rule changes. The fundamental structure and mechanics are identical to those developed for Win or Lose and we believe the extensive staff comments and issuer responses from the initial Win or Lose filings are directly applicable.

The filing fees specified in Commission Rules should be deducted from Stirling’s account.

Sincerely yours,

/s/ Quentin Collin Faust
Quentin Collin Faust

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